Exhibit (d)(1)(b)

ASSIGNMENT AND ASSUMPTION AGREEMENT

THIS ASSIGNMENT AND ASSUMPTION AGREEMENT (“Agreement”), effective as of October 1, 2011, is made by and between Manning & Napier Advisors, Inc. (“Assignor”), Manning & Napier Advisors, LLC (“Assignee”) and Manning & Napier Fund, Inc. (the “Company”) with reference to the following Recitals.

a.	Assignor serves as the investment adviser to the portfolios of the Company pursuant to an investment advisory agreement between the Assignor and the Company dated December 17, 2007 (the “Advisory Agreement”);

b.	Assignor has agreed to assign all of its rights and delegate all of its obligations (the “Assignment”) under the Advisory Agreement to Assignee, as of the date first set forth above;

c.	Assignee has agreed, that at the time of the Assignment, to assume all rights and obligations of Assignor under the Advisory Agreement; and

d.	The Assignment does not constitute an assignment as that term is defined in Section 2(a)(4) of the Investment Company Act of 1940, as amended (the “1940 Act”).

NOW THEREFORE, in consideration of the terms and conditions of this Agreement and other good and valuable consideration, the receipt of which is hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

a.	Assignor hereby grants, sells, conveys, transfers and delivers to Assignee all of Assignor’s right, title and interest in and to the Advisory Agreement.

b.	Assignee hereby assumes and agrees to perform or to pay or discharge the obligations and liabilities of Assignor described in the Advisory Agreement and agrees to be liable to the Company for any default or breach of the Advisory Agreement to the extent the default or breach occurs on or after the effective date of this Agreement.

c.	Company hereby releases Assignor from its liabilities and obligations under the Advisory Agreement on or after the effective date of this Agreement and any liability or responsibility for (i) breach of the Advisory Agreement by Assignee, or (ii) demands and claims made against the Company for damages, losses or expenses incurred by the Company on or after the effective date of this Agreement, except to the extent such demands, claims, losses, damages or expenses arise out of or result from an act or omission of Assignor prior to the date of this Agreement.

d.	This Agreement is not a waiver or estoppel with respect to any rights the Company may have by reason of the past performance or failure to perform by Assignor.

e.	Except as provided herein, this Agreement shall not alter or modify the terms or conditions of the Advisory Agreement.

f.	This Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of the respective parties. It is hereby acknowledged that the Company retains all of its rights under the Advisory Agreement. This Agreement shall be governed and interpreted in accordance with the law of the State of Maryland without giving effect to the conflicts of law principles thereof.

This Agreement may be executed in counterparts, each of which shall be deemed an original, but which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed as of October 1, 2011.

Manning & Napier Advisors, Inc.		Manning & Napier Advisors, LLC

By:	/s/ Michelle Thomas	By:	/s/ Kathryn Maurer

Title:	Corporate Secretary	Title:	Authorized Signatory

Manning & Napier Fund, Inc.

By:	/s/ B. Reuben Auspitz

Title:	President